Mail Stop 4561

December 10, 2009

Mr. Russell Burke
Chief Financial Officer
Mandalay Media, Inc.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

      Re: Mandalay Media, Inc.
             Form 10-K for the Fiscal Year Ended March 31, 2009
             File No. 000-10039

Dear Mr. Burke:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief